ROCSOP Adjustments for SEI International Trust

For the year ended February 28, 1997

The International Equity Portfolio reclassified $5,074,000 from accumulated net realized gain on investments to paid in capital , $297,000 was reclassified from paid in capital to undistributed net investment income, and $404,000 was reclassified from undistributed net investment income to paid in capital.
Also, $2,170,000, $623,000 and $1,624,000 was reclassified from accumulated net realized gain on investments to undistributed net investment income in the International Equity, Emerging Markets Equity, and International Fixed Income Portfolios, respectively. In addition, the following permanent differences primarily attributable to realized foreign exchange gains and losses have been reclassified from accumulated net realized gain (loss) on foreign currency transactions to undistributed net investment income. International Equity, Emerging Markets Equity and International Fixed Income Portfolios had reclass of $(531,000), $(457,000), and $(1,329,000) respectively. These reclassifications have no impact on net assets or net asset value per share.